

June 24, 2010

Donald A. Miller
President, Principal Executive Officer and Director
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

> **Re:** **Piedmont Office Realty Trust, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 28, 2010**
> **File No. 001-34626**

Dear Mr. Miller:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties, page 28

Property Statistics, page 28

1.   Please tell us why you omitted your two industrial properties from the table of lease expirations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 38

2.   We note the disclosure at the top of page 39, which states that you have some specifically identified building improvement projects. Please describe these projects in more detail, quantify the amounts you expect will be necessary to fund these projects, and identify the source of funds you expect to use to fund building improvements. Confirm that you will provide similar clarification in your future filings.

3.   Refer to the third paragraph on page 39 and the statement that you may periodically borrow funds on a short-term basis to pay dividends. Please disclose all potential sources of distribution payments, including proceeds from additional sales of your stock, the sale of assets, and paying distributions in the form of stock rather than cash. Provide this disclosure in future filings and tell us how you plan to comply.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

4.   Please tell us and disclose in future filings how you determined to reflect operating distributions received from unconsolidated joint ventures as an operating cash flow. Please specifically address how you would account for distributions received from equity investees representing its portion of the proceeds from the equity investees' sales of assets and the amount of such distributions received.

Form 10-K/A for the year ended December 31, 2009, filed April 28, 2010

Part III, page III-1

Item 11. Executive Compensation, page III-6

5.   Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Refer to Release 33-8732A, Section II.B.1. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Miller receives total compensation in an amount that is substantially greater than the next highest paid officer. Additionally, we note that Mr. Bowers receives total compensation in an amount that is substantially greater than the next highest paid officer. Further, we note that Ms. Moon receives less total compensation in comparison to the other named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

6.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not
        necessary, and describe the process you undertook to reach that conclusion.

Market Reference Data, page III-8

7.   We note that you target total compensation to the median of the peer group. We also note
        your disclosure that the average total compensation in 2009 was at the 21st percentile
        relative to your peers. To the extent you awarded compensation to an executive officer
        that was above or below the median of those in your peer group, please identify the
        officer and explain why you awarded compensation to that officer at a level that was
        above or below the median. Please provide this disclosure in future filings and tell us
        how you intend to comply.

Summary Compensation Table, page III-15

8.   Refer to footnote (3). Please explain to us the assumptions you used to estimate the fair
        value of awards on their respective grant dates. If fair value is based on the net asset
        value of your common stock, please tell us why the 2009 amount is different from the
        amount reported in footnote (1) to the Stocks Vested table on page III-18.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief